Mail Stop 3628
                                                               May 29, 2019


    Eric M. Gebhard
    Chief Executive Officer and Treasurer
    World Omni Auto Leasing LLC
    190 Jim Moran Blvd
    Deerfield Beach, Florida 33442

            Re:    World Omni Auto Leasing LLC
                   World Omni LT
                   Registration Statement on Form SF-3
                   Filed May 24, 2019
                   File Nos. 333-231740 and 333-231740-01

    Dear Mr. Gebhard:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3262 if you have any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Peter Sheptak, JM Family Enterprises, Inc.